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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                 ___________


                                  FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                               SUFFOLK BANCORP
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           (Exact name of registrant as specified in its charter)


               New York                                         11-2708279
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(State of incorporation or organization)                      (IRS Employer
                                                           Identification No.)


6 West Second Street, Riverhead, New York                         11901
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(Address of principal executive offices)                       (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


   Title of each class                         Name of each exchange on which
   to be so registered                         each class is to be registered
   -------------------                         ------------------------------
        None                                               None


Securities to be registered pursuant to Section 12(g) of the Act:


                        Common Share Purchase Rights
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                              (Title of Class)





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Item 1.          Description of Securities To Be Registered.

                 On October 23, 1995, the Board of Directors of Suffolk Bancorp (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value $5.00 per share (the "Common Shares"), of the Company. The dividend is payable on November 2, 1995 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one-half of a Common Share of the Company at a price of $70 per one-half share, or $140 per full share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trustco, as Rights Agent (the "Rights Agent").

                 Until the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (a "Twenty Percent Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares, (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes a Twenty Percent Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), or (iii) under certain circumstances, after such time as a person or group of affiliated or associated persons (a "Ten Percent Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding Common Shares, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.

                 The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such





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certificate.  As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

                 The Rights are not exercisable until the Distribution Date. The Rights will expire on October 23, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

                 The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then-current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

                 In the event that, after any person has become a Ten Percent Acquiring Person, the Company is acquired by such Ten Percent Acquiring Person in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to such Ten Percent Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of such Ten Percent Acquiring Person which at the time of such transaction will have a market value of two times the exercise price of the Right (the "Flip-Over Provision"). In the event that any person becomes a Twenty Percent Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Twenty Percent Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (the "Flip-In Provision").

                 At any time after any person or group becomes a Twenty Percent Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or





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group which will have become void), in whole or in part, at an exchange ratio of one-half of a Common Share per Right (subject to adjustment).

                 With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

                 At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares, and under certain circumstances after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more (but less than 20%) of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                 The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes a Ten Percent Acquiring Person no such amendment may adversely affect the benefits and protections intended to be afforded the holders of Rights under the Flip-Over Provision, and after such time as any person or group of affiliated or associated persons becomes a Twenty Percent Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

                 Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                 The Rights Agreement, dated as of October 23, 1995, between the Company and American Stock Transfer & Trustco, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.





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Item 2.  Exhibits.

         1.1 Rights Agreement, dated as of October 23, 1995, between Suffolk Bancorp and American Stock Transfer & Trustco which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B.





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                                  SIGNATURE

                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  October 24, 1995

                                        SUFFOLK BANCORP


                                        By  /s/ Edward J. Merz
                                            -----------------------------------
                                            Name:   Edward J. Merz
                                            Title:  President and
                                                    Chief Executive Officer





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                                EXHIBIT LIST


                                                                        Page No.
                                                                        --------
1.1      Rights Agreement, dated as of October 23, 1995, between
         Suffolk Bancorp and American Stock Transfer & Trustco which includes the form of Right Certificate as Exhibit
         A and the Summary of Rights to Purchase Common Shares as Exhibit B.